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                                    Exhibit 3

                     ENGLISH TRANSLATION OF SPANISH ORIGINAL


                                                  Mexico City, December 11, 2003

Empresas ICA Sociedad Controladora, S.A. de C.V.
Mineria 145
Colonia Escandon
11800 Mexico City,

Attention: Mr. Bernardo Quintana I.

           Re: Amendment to the Cooperation Agreement for the Subscription of Shares

Dear sirs:

         We refer to the letter dated October 31, 2003, regarding the Cooperation Agreement for the Subscription of Shares (the "Agreement "). We hereby confirm our conversations in order to amend the Agreement as follows:

         1. Subscription through CPOs. Inversora acknowledges that the fifth clause of the Issuer's bylaws state that:

                "FIFTH. - No foreign person, whether a natural person, a corporate entity or Mexican company that does not have a foreign-investor exclusion clause in its bylaws, may have any direct or indirect participation in the Company, or own share of the Company. The Company will not recognize the shareholders rights of the aforementioned investors and companies. If for any reason any such person, investor or company acquires an equity interest in the Company or becomes the owner of one or more Company shares, thereby contravening the above mentioned provision, it is hereby agreed that said participation will be null and void and consequently cancelled, that the equity interest in question and the stock certificates that represent such interest will have no value, and that the Company's capital stock will be reduced by an amount equal to the value of the cancelled participation."

            Consequently, if it is necessary to offer the shares to foreign persons or Mexican entities without a foreign-investor exclusion clause in its bylaws, Inversora shall do so through Ordinary Participation Certificates ("CPOs") in accordance with the trust that the Issuer has established for such purpose, which establishes that the holders of the CPOs will not be entitled to the corporate rights conferred to the underlying trust assets, and which states, among that trust's purposes, that the Trustee: "shall vote systematically in the same manner as the majority of the shareholders represented at the shareholders' meeting".

            In all cases, the Issuer shall not be responsible for the issuance or cancellation of the corresponding CPOs.

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         2. Use of the Proceeds of the Capital Increase: The indemnity referred to in section (x) of the Agreement shall not apply to third-party claims related to the Issuer's use of proceeds derived from the Capital Increase as such may be determined by the Issuer's board of directors; if such use of proceeds is disclosed as part of the Issuer's financial restructuring program. Likewise, the indemnity contained in section (xiii) of the Agreement shall not apply in regards to the Issuer's use of proceeds derived from the Capital Increase as such may be determined by the Issuer's board of directors; if such use of proceeds is disclosed as part of the Issuer's financial restructuring program.

         3. No Third-Party Rights: Notwithstanding section (xi) of the Agreement, the Agreement shall not entitle third parties, including prospective Investors (as such term is defined in the Agreement) to any claim or action against the Issuer.

         4. Fees. Section (vi) of the Agreement is amended in its totality as follows:

                "Fees:

                a. Global Fee: By entering into this Agreement, and regardless of whether this Agreement is terminated, the conditions subsequent to which this Agreement is subject are satisfied, the conditions precedent to which this Agreement is subject are not satisfied, or a single share is subscribed for pursuant to the Firm Commitment, the Issuer shall pay Inversora a fee equivalent to 2% on the total amount of the Capital Increase (the "Global Fee").

                The Issuer shall pay such fee on the first day on which it receives any funds as a result of the Capital Increase. Such amount shall be aggregated with the corresponding value added tax pursuant to applicable law, and shall be invoiced by Inversora to reflect its services.

                b. Subscribed Shares. In addition to the Global Fee, for the subscription of shares in accordance with the Firm Commitment, the Issuer shall pay Inversora a fee equivalent to 1.50% of the subscription price paid by Investors for each share subscribed by Investors.

                Such fee shall be paid by the Issuer on the date that Inversora delivers the subscription price to the Issuer, being able to withhold the corresponding fee from such subscription price. Such amount shall be aggregated with the corresponding value added tax pursuant to applicable law, and shall be invoiced by Inversora to reflect its services".

         5. Termination. A second paragraph is added to section (viii) of the Agreement, as follows:

            "Termination:...

            With regards to the Best Effort Commitment, this Agreement shall remain in full force and effect until January 16, 2004, date on which it shall automatically terminate without requiring any further statement or action from any of the parties, unless the parties agree to an extension; provided that if any governmental approvals have yet to be obtained, this Agreement shall be automatically extended for such time as may be necessary to obtain such governmental authorizations; provided further that such extension shall not exceed two (2) months. The foregoing is in the understanding that the Subscription Price shall not be amended".

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         6. Firm Commitment Liquidation: The following paragraph is added to the
            Agreement, as section (xvi): "Liquidation of Firm Commitment. The Investors shall settle the Firm Commitment no later than Friday, January 16, 2004."


If you agree with the contents hereof, please sign this Agreement as an indication of your Agreement with its contents.



Sincerely,



Inversora Bursatil, S.A. de C.V.

Casa de Bolsa, Grupo Financiero Inbursa



-------------------------------------

Name: Lic. Eduardo Valdes Acra



We hereby accept and, accordingly, we confirm and agree:



Empresas Ica Sociedad Controladora, S.A. de C.V.



------------------------------------------

Name. Bernardo Quintana Isaac

President of the Board and Chief Executive Officer

Date: December 11, 2003